UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                                         SEC FILE NUMBER 0-15905

                                                         CUSIP NUMBER 095395208
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 20-F    [X] Form 10-Q  [_] Form N-SAR
               [_] Form N-CSR

     For Period Ended: June 30, 2004
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


Blue Dolphin Energy Company
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Full name of registrant


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Former name if applicable

801 Travis, Suite 2100
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Address of principal executive office (Street and number)

Houston, Texas 77002
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City, state and zip code




PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, Form 20-F,Form 11-K, Form N-SAR or Form N-CSR the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant was unable to file the Form 10-QSB for the quarter ended June 30, 2004, within the prescribed time limit due to limited staff as a result of staff reductions recently implemented.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  G. Brian Lloyd                    (713)        227-7660
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently expects to report a net loss of approximately $823,000 on revenues of approximately $346,000 for the quarter ended June 30, 2004, compared to net income of $470,576 on revenues of $1,001,942 for the quarter ended June 30, 2003. The decrease in second quarter 2004 results was due to lower oil and gas sales revenues of approximately $600,000 and other expense of approximately $200,000 associated with a proposed financing transaction that was subsequently terminated in July 2004. Also, June 30, 2003 quarterly results included a gain of approximately $300,000 recorded from a reduction to the Company's provision for abandonment costs.



                           Blue Dolphin Energy Company
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 16, 2004            By  /s/ G. Brian Lloyd
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                                   G. Brian Lloyd
                                   Vice President, Treasurer